UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-23604

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY .... MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J.D. Seibert & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 West 9th Street
(No. and Street)

Cincinnati .... OH 45202
(City) .... (State) .... (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott W. Seibert .... 513-241-8888 .... sseibert@jdseibertandco.com
(Name) .... (Area Code – Telephone Number) .... (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International, Suite 180 Lincolnshire .... IL 60069
(Address) .... (City) .... (State) .... (Zip Code)

10/20/2009 3874
(Date of Registration with PCAOB)(if applicable) .... (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Scott Seibert _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JD Seibert & Co., Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Scott W Seibert*

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J. D. Seibert & Company, Inc.

Financial Report

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of JD Seibert & Company Inc

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JD Seibert & Company Inc as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of JD Seibert & Company Inc as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JD Seibert & Company Inc's management. Our responsibility is to express an opinion on JD Seibert & Company Inc's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JD Seibert & Company Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as JD Seibert & Company Inc's auditor since 2024.
.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 24, 2026

J.D. SEIBERT & COMPANY, INC.
Statement of Financial Condition
December 31, 2025

Cash and cash equivalents	182,030
Marketable securities, at fair value	3,784,914
Receivable from clearing broker	96,017
Prepaid expenses and other assets	3,199
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $152,753	8,300
Total Assets:	**$ 4,074,460**
Accounts payable and accrued expenses	23,673
Total Liabilities:	**$ 23,673**

Shareholder's equity:

Voting common stock, no par value, 500 shares authorized, one share issued and outstanding	1
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,500
Retained earnings	4,039,886
Total Shareholder's equity	**$ 4,050,787**
Total Liabilities and Shareholder's equity:	**$ 4,074,460**

See accompanying notes to financial statements.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statements
December 31, 2025

1.   **Summary of significant accounting policies and nature of business**

Nature of business - J.D. Seibert & Company, Inc. (the Company), formed 01/16/1979 in the State of Ohio, is registered as a broker- dealer with the Securities and Exchange Commission (SEC) and under the examining authority of the Financial Industry Regulatory Authority (FINRA). The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Basis of presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP")

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Good Faith Deposit - The Company is required to maintain a good faith deposit in cash and/or securities with its Clearing Broker. At December 31, 2025, the required minimum deposit was $250,000.

Receivables – The receivables from the Company's clearing broker are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. When a management review determines necessary, an allowance for credit loss is recorded. As of December 31, 2025, an allowance for credit loss was not deemed necessary by management. The receivable from the Clearing Broker totaled $96,017 on December 31, 2025.

Depreciation - Furniture, equipment and leasehold improvements are recorded at cost and depreciated on principally accelerated methods over the estimated lives of five to thirty-nine years.

Marketable securities – Investments consist of common stocks and U.S. Treasury Bonds which are recorded at cost on trade-date when purchased and subsequently recorded at fair value. Unrealized gains and losses are included in net income in the accompanying Statement of Operations. Trading gains and losses are recorded using the first-in, first-out method.

Allowance for Credit Losses - The Company accounts for expected credit losses in accordance with ASC 326. Financial assets subject to CECL consist primarily of client receivables and receivables from its clearing broker.

Client receivables are short-term, fully collateralized by customer securities held at the clearing broker, and the Company does not extend unsecured credit. Receivables from the clearing broker are also short-term and held with a single, established counterparty. The Company monitors the creditworthiness of its clearing broker on an ongoing basis.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statements
December 31, 2025

1. **Summary of significant accounting policies and nature of business (continued)**

   Allowance for Credit Losses (continued) - Based on the short-term nature of these receivables, their collateralization, the credit quality of the clearing broker, and the Company's history of no material credit losses, management has determined that expected credit losses are not material.

   Accordingly, no allowance for credit losses has been recorded as of December 31, 2025.

   Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholder and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

   In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax exemptions by major taxing authorities for the years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2025

   Revenue recognition – The Company records, *Revenue from Contracts with Customers,* in accordance with ASC 606. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement date basis, which approximates trade date basis (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on this date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. The Company offers no warranty, guarantee or refunds.

   The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on the percentage of an investment product's current market value at the time of purchase. Trailing commission or 12b-1 fees and assed-based revenue is generally based on a percentage of the current market value of client's investment holdings in trail-eligible assets, and is recognized over the period during which services, such as ongoing support, are performed. As trailing commission revenue is based on the market value of client's investment holdings, the consideration is variable, and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts. The constraint is removed once the investment holding's value can be determined.

1. **Summary of significant accounting policies and nature of business (continued)**

    Revenue Recognition (continued) - The Company's rebate revenues from the Clearing Broker are based on average daily rates and balances; they are earned daily and paid monthly. Rebates are earned through various rebate agreements with the Clearing Broker. Customer money market balances and debit/credit interest balances create a revenue rebate. Accounts purchasing securities on margin are charged interest which generates a rebate from the interest paid for the borrowing. Customers may borrow securities from their account, and the borrower is charged a fee which creates the fully paid lending rebate.

    Leases - Leases with terms over 12 months are capitalized as a right-of-use asset and lease liability on the statement of financial condition at the date of lease commencement. Leases are classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the Statement of Operations. Management has determined the lease disclosed in footnote 3 is a short-term lease, less than 12 months, and is not applicable under ASC 842.

    Subsequent events - These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no material subsequent events.

2. **Fair Value Measurements**

    Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
    - Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
    - Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statements
December 31, 2025

2.   Fair value measurements (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The following tables present the company's fair value hierarchy for those assets and liabilities measured at fair value using market price on a recurring basis as of December 31, 2025:

Fair Value Measurements at Reporting Date Using

December 31, 2025	Fair Value	Level 1	Level 2	Level 3
Money Market Funds	$2,092,197	$2,092,197	-	-
Common Stocks	$1,692,717	$1,692,717	-	-
	$3,784,914	$3,784,914	-	-

During the year, there were no transfers into or out of level 3.

3.   Lease Commitment

The Company leases its office facility under a month-to-month informal arrangement requiring current monthly rent at $2,150. The Company is not responsible for any other expenses related to the facility. Rent expense under the lease was $25,800 for 2025 and is included in the occupancy and equipment on the statement of operations.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statements
December 31, 2025

4.   **Employee benefit plans**

The Company has a qualified defined contribution profit-sharing plan covering all of its full-time employees. Contributions are determined annually by the Board of Directors. Profit sharing expense amounted to $117,030 for 2025 and is included in employee compensation and benefits on the statement of operations.

5.   **Regulatory Requirements**

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $3,549,784 which was $3,499,784 greater than its required minimum net capital of $50,000. The Company's net capital ratio was 0.67%.

6.   **Risks and uncertainties**

The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations. In addition, the Company has a concentration in one stock it holds, which is 96% of the total marketable securities value. A downturn in the market could have significant impact on the Company.

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash and cash equivalents with a broker-dealer and banks offering protection for cash by the Securities Investor Protection Corporation (SIPC) or Federal Depository Insurance Company (FDIC) up to $250,000. In addition, the Company diversifies holdings in multiple banks to reduce the exposure of exceeding FDIC limits. However, at times, the Company may exceed that limit.

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to its Clearing Broker on a fully disclosed basis. The agreements between the Company and its Clearing Broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

7. **Risks and uncertainties (continued)**

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its Clearing Broker on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may be involved in litigation and/or arbitration arising out of the normal course of business. The Company is also subject to regulatory examinations. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations.

As of December 31, 2025, the margin account balance held by the Company's customers at the clearing broker totaled approximately $2,797,363. The Company monitors required margin levels and will require its customers to deposit additional collateral or reduce positions when necessary and thus has not recorded a liability as risk of loss is remote.

8. **Broker Dealer – Single Reportable Segment Disclosure**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, rebates from the clearing firm and investing for its own account. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.